Mail Stop 3561
	August 29, 2005

Ted Burylo, President
Azzoro, Inc.
C/o Empire Stock Transfer Inc.
7251 West Lake Mead Boulevard, Suite 300
Las Vegas, NV 89128

	Re:	Azzoro, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2
	Filed August 12, 2005
	File No. 333-118262

Dear Mr. Burylo:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Table of Contents, page 4
1. We note your response to our prior comment 1. It appears, however, that the page numbers listed still do not correspond to the actual page numbers in the prospectus. For example, you list section
"Determination of Offering Price" as beginning on page 10; however, this section begins on page 9. Please reconcile accordingly.

Description of Business, page 18

Geological Assessment Report: Surprise Lake Property, page 19
2. We note that in response to our prior comment 7, you stated in the
response letter that you have enclosed a copy of the Mr.
Ostensoe`s
geological report. It appears, however, that we are not able to locate the geological report. Please direct us to its location or provide us with a copy of the geological assessment report. Reports to Security Holders, page 21
3. Please revise to use our current address at 100 F Street, NE, Washington, DC 20549.
Plan of Operations, page 22
4. We note your response to our prior comment 11. It appears that over the next twelve months, you will engage in the recommended exploration program "[c]onsisting of panning techniques, a seismic refraction survey, excavation, and one or more of an electromagnetic, magnetic, resistivity and induced polarization survey." Your disclosure should fully describe each of these steps, discuss how you will perform or achieve each step and delineate the timeframe for achieving each step. For example, although you have defined the various surveys, you have not discussed your panning techniques and excavation.
5. You disclosed that total expenditures over the next twelve months
are expected to be $30,000, consisting of $15,000 for the
recommended
exploration program and $15,000 for professional fees and administrative expenses. Accordingly, it appears that the other expenses that you have disclosed will be incurred at a later date. For clarity, please expand your disclosure to state the approximate timeframes for the expected $2,000,000 expense for determining whether the property contains economic mineralization and the $250,000 expense for the feasibility study. Further, please expand your disclosure to explain what is involved in the economic mineralization determination.
Financial Statements
General
6. Please revise the document to include updated interim financial statements as of June 30, 2005 in accordance with Rule 310(g) of Regulation S-B.
Accountant`s Consent
7. In the list of exhibits on page 50, you indicate that Exhibit
23.1
is a consent from the independent accountants; however, it does not appear that the exhibit was filed with the document. Please revise the next amendment to include a manually signed and currently dated consent of the independent accountants.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Robert Burnett, Staff Accountant, at (202)
551-
3330, or Jim Allegretto, Senior Assistant Chief Accountant, at
(202)
551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney
Advisor, at (202) 551-3338, or David Mittelman, Legal Branch
Chief,
at (202) 551-3214 with any other questions you may have.

						Sincerely,



						H. Christopher Owings
						Assistant Director


cc: 	Ted Burylo
          Fax: (604) 681-7622



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Ted Burylo
Azzoro, Inc.
August 29, 2005
Page 1